UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________
FORM 6-K
___________________________
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR
15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Date: For the month of October 2025
Commission File Number: 001-41912
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Ferrovial SE
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Gustav Mahlerplein 61-63
Symphony Towers, 14th Floor
1082 MS Amsterdam
The Netherlands
Tel: +31 20798 37 02
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE
Ferrovial SE is filing this current report on Form 6-K to report the transactions carried out by
Ferrovial SE under the share buyback program from August 25, 2025 to September 30, 2025.
Attached to this current report on Form 6-K is:
1. a press release dated September 2, 2025 as Exhibit 99.1
2. a press release dated September 9, 2025 as Exhibit 99.2
3. a press release dated September 17, 2025 as Exhibit 99.3
4. a press release dated September 17, 2025 as Exhibit 99.4
5. a press release dated September 23, 2025 as Exhibit 99.5
6. a press release dated September 30, 2025 as Exhibit 99.6
EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release issued by Ferrovial SE dated September 2, 2025.
99.2	Press Release issued by Ferrovial SE dated September 9, 2025.
99.3	Pres Release issued by Ferrovial SE dated September 17,2025
99.4	Press Release issued by Ferrovial SE dated September 17, 2025.
99.5	Press Release issued by Ferrovial SE dated September 23, 2025.
99.6	Press Release issued by Ferrovial SE dated September 30, 2025.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Ferrovial SE
Date: October 1, 2025
By: /s/ Ernesto López Mozo
Ernesto López Mozo
Chief Financial Officer